First Quarter Interim Statement
JANUARY – MARCH
2022

2	Group Interim Statement
Contents

MorphoSys Group:
First Quarter Interim Statement January – March 2022
3    Summary

5    Group Interim Statement
5    Operating Business Performance
12    Human Resources
14    Financial Analysis
17    Subsequent Events
18    Financial Guidance

19    Group Interim Statement
19    Consolidated Statement of Profit or Loss (IFRS) – (unaudited)
20    Consolidated Balance Sheet (IFRS) – (unaudited)
22    Consolidated Statement of Changes in Stockholders’ Equity (IFRS) – (unaudited)
24    Consolidated Statement of Cash Flows (IFRS) – (unaudited)

MorphoSys – I/2022

Group Interim Statement	3
Summary of the First Quarter of 2022
Operating Highlights for the First Quarter of 2022
•On March 15, 2022, the National Comprehensive Cancer Network® updated the designation of Monjuvi® (tafasitamab-cxix) to preferred regimen in its Clinical Practice Guidelines in Oncology for B-cell Lymphoma.
•On March 22, 2022, MorphoSys and Incyte announced that the Swiss agency for therapeutic products (Swissmedic), has granted temporary approval for Minjuvi® (tafasitamab) in combination with lenalidomide.
Financial Results for the First Quarter of 2022
•Monjuvi U.S. net product sales in the first quarter of 2022 reached € 16.6 million (US$ 18.7 million) (3M 2021: € 12.9 million (US$ 15.5 million)) and gross margin of 79% (3M 2021: 83%).
•Research and development expenses in the first quarter of 2022 in the amount of € 65.0 million (3M 2021: € 33.3 million) and combined expenses for selling and general and administration of € 36.5 million (3M 2021: € 38.4 million).
•Cash and other financial assets totaled € 846.9 million as of March 31, 2022 (December 31, 2021: € 976.9 million).
•The Company confirmed its financial guidance for the 2022 financial year.
Corporate Developments
•On January 24, 2022, MorphoSys was ranked Number One in Germany for female representation at leadership level in the European Women on Boards' Gender Equality Index Report.

MorphoSys – I/2022

4	Group Interim Statement

MorphoSys Product Pipeline of Own Clinical Programs as of March 31, 2022

Clinical Programs Developed by Partners (Selection)

COMPOUND/BRAND NAME	PARTNER	DISEASE AREA	STATUS
Gantenerumab	Roche	Alzheimer’s Disease	Phase 3 data expected in 2022
Otilimab	GSK	Rheumatoid Arthritis	Phase 3 data expected in 2022
Ianalumab	Novartis	Sjögren’s syndrome Lupus Nephritis and other	Phase 3 clinical development expected to start in 2022
Abelacimab	Anthos Therapeutics	Venous Thromboembolism Prevention	Phase 2efficacy data published in NEJM
Setrusumab	Ultragenyx and Mereo Biopharma	Osteogenesis Imperfecta	Pivotal phase 2/3 clinicial study ongoing

Group Interim Statement	5
Group Interim Statement:
January 1, 2022 – March 31, 2022
Operating Business Performance
MorphoSys AG (hereinafter also referred as "MorphoSys") focuses on commercializing its marketed product and in advancing product candidates at various stages of development. The acquisition of Constellation in 2021 represented a transformation for MorphoSys, expanding its clinical development pipeline and positioning the Company for long-term sustainable growth.
The key measures of value for MorphoSys’ research and development activities include:
•Project launches and the advancement of individual development programs
•Clinical and preclinical research results
•Regulatory guidance of healthcare authorities for the approval of individual therapeutic programs
•Collaborations, partnerships and M&A activities with other companies to expand the technology base and expand the drug pipeline, as well as to commercialize the therapeutic programs
•Strong patent protection to secure MorphoSys’ market position
Development of Tafasitamab
MorphoSys’ commercial activities are currently focused on Monjuvi® (tafasitamab-cxix) in the United States. Tafasitamab is a humanized monoclonal antibody directed against the CD19 antigen. CD19 is selectively expressed on the surface of B-cells, a group of white blood cells. CD19 enhances B-cell receptor signaling, which is an important factor in B-cell survival and growth, making CD19 a potential target structure for the treatment of B-cell malignancies.

On July 31, 2020, FDA granted Monjuvi in combination with lenalidomide an accelerated approval for the treatment of adult patients with relapsed or refractory diffuse large B-cell lymphoma (DLBCL) not otherwise specified, including DLBCL arising from low-grade lymphoma, and who are not eligible for autologous stem cell transplant (ASCT). MorphoSys co-commercializes Monjuvi with partner Incyte in the United States.
On March 15, 2022, the National Comprehensive Cancer Network® updated the Clinical Practice Guidelines (NCCN Guidelines®) in Oncology for B-cell Lymphomas and the designation for Monjuvi (tafasitamab-cxix) in combination with lenalidomide is now a Preferred Regimen for second-line therapy in patients with Diffuse Large B-cell Lymphoma (DLBCL) who are not candidates for transplant.

Commercial Performance of Tafasitamab
During the first quarter of 2022, Monjuvi sales reached € 16.6 million (Q1 2021: € 12.9 million), driven primarily by demand. Compared to Q1 2021, the sales in Q1 2022 rose by 29%. MorphoSys and Incyte continue to see a high penetration in the community setting driving slightly above 70% of the sales and are holding steady in the academic setting. Since launch, the Company, along with partner Incyte, has in aggregate received orders from more than 1,100 treatment sites. During the first quarter, over 500 accounts ordered with over 70% of those accounts representing repeat orders. The proportion of accounts that reordered has increased again in the first quarter.

MorphoSys – I/2022

6	Group Interim Statement
Regulatory Progress of Tafasitamab
On March 22, 2022, MorphoSys and Incyte announced that the Swiss agency for therapeutic products (Swissmedic), has granted temporary approval for Minjuvi (tafasitamab) in combination with lenalidomide, followed by Minjuvi monotherapy, for the treatment of adult patients with relapsed or refractory diffuse large B-cell lymphoma (DLBCL), after at least one prior line of systemic therapy including an anti-CD20 antibody, who are not eligible for autologous stem cell transplant (ASCT). Incyte holds exclusive commercialization rights for Minjuvi in Switzerland.
Incyte and MorphoSys share global development rights to tafasitamab, with Incyte having exclusive commercialization rights to tafasitamab outside the United States. Tafasitamab is co-marketed by Incyte and MorphoSys in the U.S. under the trade name Monjuvi and by Incyte in the EU and Canada under the trade name Minjuvi.
Research and Development
MorphoSys’ research and development activities are currently focused on the following clinical candidates:
•Tafasitamab is a humanized Fc-modified monoclonal antibody directed against CD19. CD19 is selectively expressed on the surface of B-cells, which belong to a group of white blood cells. CD19 enhances B-cell receptor signaling, which is an important factor in B-cell survival and growth. CD19 is a potential target structure for the treatment of B-cell malignancies.
•Pelabresib (CPI-0610) is an investigational selective small molecule BET inhibitor with an epigenetic mechanism of action that has been designed to promote anti-tumor activity by specifically inhibiting the function of BET proteins, which normally enhance target gene expression. The FDA and the EMA granted orphan drug designation to pelabresib for the treatment of myelofibrosis in November 2019 and February 2020 respectively. We believe there is an opportunity to address serious unmet medical needs in patients with myelofibrosis.
•Felzartamab is an investigational human monoclonal HuCAL-IgG1-antibody directed against a unique epitope of the target molecule CD38. CD38 is a surface antigen broadly expressed on malignant myeloma cells as well as on antibody-producing plasmablasts and plasma cells, the latter playing an important role in the pathogenesis of antibody-mediated autoimmune diseases.
•CPI‑0209 is an investigational small molecule, second-generation EZH2 inhibitor with an epigenetic mechanism of action that has been designed to achieve comprehensive target coverage through increased on-target residence time. Data from in vitro preclinical models of multiple cancer types suggested that CPI-0209 may bind to EZH2 more durably and with higher affinity than first-generation EZH2 inhibitors. CPI-0209 was designed to eliminate auto-induction of metabolism, which has been an issue with other EZH2 inhibitors.
In addition to MorphoSys’ own pipeline, the following programs, among others, are being further developed by MorphoSys’ partners:
•Felzartamab (see above) is also being further developed by I-Mab for mainland China, Taiwan, Hong Kong and Macao, where, if approved, it may also be commercialized. I-Mab is currently pursuing development in multiple myeloma (MM) and systemic lupus erythematosus (SLE).
•Gantenerumab, a HuCAL antibody targeting amyloid beta, is being developed by Roche as a potential treatment for Alzheimer’s disease. As part of the agreement with Royalty Pharma, MorphoSys will retain 40% of future royalties on gantenerumab and will provide Royalty Pharma with 60% of future royalties.
•Otilimab (formerly MOR103/GSK3196165) is a HuCAL antibody directed against granulocyte-monocyte colony-stimulating factor (GM-CSF). Due to its diverse functions in the immune system, GM-CSF can be

MorphoSys – I/2022

Group Interim Statement	7
considered a target for a broad range of anti-inflammatory therapies such as rheumatoid arthritis (RA). Otilimab was fully out-licensed to GlaxoSmithKline (GSK) in 2013. MorphoSys will retain 20% of future royalties on otilimab and, as part of the agreement with Royalty Pharma, will provide Royalty Pharma with 80% of future royalties and 100% of future milestone payments.
•Ianalumab is an antibody directed against BAFF-R that is being investigated by Novartis in several indications including Sjögren’s syndrome, Autoimmune Hepatitis and Systemic Lupus Erythematosus (SLE). Ianalumab is currently in phase 2 clinical development and is expected to enter phase 3 clinical development in 2022 (Lupus Nephritis, Sjögren’s syndrome). MorphoSys is entitled to royalties upon approval and commercialization.
•Abelacimab is an antibody directed against Factor XI that is being investigated by Anthos Therapeutics for the prevention of venous thromboembolism (VTE). MorphoSys is entitled to royalties upon approval and commercialization.
•Setrusumab is an antibody directed against sclerostin that is currently being investigated by Ultragenyx and Mereo Biopharma in a phase 2/3 clinical study for the treatment of osteogenesis imperfecta. MorphoSys is entitled to royalties upon approval and commercialization.
•MOR210/TJ210 is an antibody directed against C5aR, derived from MorphoSys’ HuCAL library. C5aR, the receptor of complement factor C5a, is being investigated as a potential new drug target in the fields of immuno-oncology, immune and chronic inflammatory diseases. In November 2018, MOR210/TJ210 was out-licensed to I-Mab for Greater China and South Korea.
•In addition to the programs listed above, MorphoSys and its partners are pursuing several programs in various stages of research and clinical development.
Proprietary Clinical Development
Studies of Tafasitamab
The clinical development of tafasitamab is focused on non-Hodgkin’s lymphoma (NHL). In DLBCL, MorphoSys aims to position tafasitamab for all patients suffering from DLBCL, regardless of treatment line or potential combination therapy. Treatment options for patients with r/r DLBCL who are not candidates for high-dose chemotherapy (HDC) and ASCT were limited prior to the U.S. approval of tafasitamab. Additionally, the firstMIND study included patients with newly diagnosed DLBCL and paved the way for the frontMIND study, a pivotal phase 3 trial in first-line patients, which began in May 2021.
In June 2021, MorphoSys and Incyte announced new three-year follow-up data from the ongoing phase 2 L-MIND study of tafasitamab (Monjuvi) in combination with lenalidomide in adult patients with r/r DLBCL. The new results, based on an October 30, 2020 data cut-off, built on previous findings showing durable responses and a consistent safety profile of tafasitamab in combination with lenalidomide followed by tafasitamab monotherapy. A total of 80 out of 81 enrolled study patients receiving tafasitamab plus lenalidomide were included in the efficacy analysis at approximately three years follow-up (≥35 months). The long-term analysis, as assessed by an independent review committee (IRC), showed that patients treated with tafasitamab plus lenalidomide had an overall response rate (ORR) of 57.5%, including a complete response (CR) rate of 40%. Additionally, the median duration of response (DoR) was 43.9 months, with a median overall survival (OS) of 33.5 months and median progression-free survival (PFS) of 11.6 months.
In December 2021, additional results from the RE-MIND2 study were presented at the 2021 American Society of Hematology (ASH) Annual Meeting. The study matched L-MIND trial patients receiving tafasitamab in combination with lenalidomide followed by tafasitamab monotherapy with real-world adult patients who received the most frequently used treatments for r/r DLBCL. These treatments included 1) polatuzumab

MorphoSys – I/2022

8	Group Interim Statement
vedotin plus bendamustine and rituximab (pola-BR); 2) rituximab plus lenalidomide (R2); and 3) CD19 chimeric antigen receptor T-cell (CAR-T) therapies. Specifically, the study showed the following results:
•A significant improvement in median overall survival (OS) was observed for tafasitamab plus lenalidomide with 20.1 months compared to pola-BR with 7.2 months (p = 0.038), and 24.6 months for tafasitamab plus lenalidomide compared to 7.4 months for R2 (p = 0.014).
•A comparable median OS benefit was observed with tafasitamab plus lenalidomide with 22.5 months compared to CAR-T with 15 months, however, these results were not statistically significant.
•The objective response rate (ORR), a key secondary endpoint, was statistically significantly higher for tafasitamab plus lenalidomide with 63.6% versus R2 with 30.3% (p = 0.013).
•Tafasitamab plus lenalidomide also showed a higher CR rate, a key secondary endpoint, with 39.4% versus 15.2% for R2 (p = 0.0514).
•While safety endpoints were not included in this study, the most common adverse events (AEs) associated with tafasitamab plus lenalidomide were feeling tired or weak, diarrhea, cough, fever, swelling of lower legs or hands, respiratory tract infection and decreased appetite. Warnings and Precautions for Monjuvi included infusion-related reactions (6%), serious or severe myelosuppression (including neutropenia (50%), thrombocytopenia (18%), and anemia (7%)), infections (73%) and embryo-fetal toxicity. Neutropenia led to treatment discontinuation in 3.7% of patients. The most common adverse reactions (≥ 20%) were neutropenia, fatigue, anemia, diarrhea, thrombocytopenia, cough, pyrexia, peripheral edema, respiratory tract infection, and decreased appetite.
The phase 2/3 study, B-MIND, is evaluating the safety and efficacy of tafasitamab in combination with the chemotherapeutic agent bendamustine in comparison to rituximab plus bendamustine in patients with r/r DLBCL who are not candidates for HDC and ASCT. The study has been fully recruited as of June 2021. The regulatory significance of the B-MIND study has decreased as both FDA and EMA have approved Monjuvi and Minjuvi, respectively, based on L-MIND data, supported by the Re-MIND real-world evidence study. Long-term safety data of B-MIND are required by the EMA as an obligation for the conditional marketing authorization. As such, the event-driven primary analysis has been removed from the planned analyses; all final analyses of primary and secondary endpoints will be performed in mid-2024.
In addition to clinical development in r/r DLBCL, on May 11, 2021 MorphoSys announced that the first patient had been dosed in frontMIND, a pivotal phase 3 trial of tafasitamab in first-line DLBCL: frontMIND is evaluating tafasitamab and lenalidomide in combination with R-CHOP compared to R-CHOP alone as first-line treatment for high-intermediate and high-risk patients with untreated DLBCL. The study is planned to enroll up to 880 patients. On November 11, 2021, MorphoSys provided an update on the frontMIND study, indicating that enrollment was going well and that additional sites were being added in the United States to satisfy investigator and patient interests. Topline data from the trial are expected in the second half of 2025.
Updated preliminary data presented at ASH 2021, from firstMIND, a phase 1b, open-label, randomized study on the safety and efficacy of R-CHOP plus either tafasitamab or tafasitamab plus lenalidomide for patients with newly diagnosed DLBCL, showed a preliminary overall response rate of 90.9% versus 93.9%, respectively, in a patient population that had an overall poor prognosis. The combination of tafasitamab, lenalidomide and R-CHOP had an acceptable and manageable safety profile. These results supported further investigation of the tafasitamab plus lenalidomide combination in the frontMIND study.
On April 19, 2021, MorphoSys and Incyte announced that the first patient had been dosed in the phase 3 inMIND study. InMIND is a global, double-blind, placebo-controlled, randomized phase 3 study evaluating whether tafasitamab and lenalidomide as an add-on to rituximab provides improved clinical benefit compared with lenalidomide alone as an add-on to rituximab in patients with r/r FL Grade 1 to 3a or r/r nodal, splenic or

MorphoSys – I/2022

Group Interim Statement	9
extranodal MZL. The study is expected to enroll over 600 adult patients with r/r FL or r/r MZL. The primary endpoint of the study is PFS in the FL population, and the key secondary endpoints are PFS and OS in the overall population as well as positron emission tomography complete response (PET-CR) at the end of treatment (EOT) in the FL population. Topline data from the inMIND trial are expected in the second half of 2023.
Initiated in late 2021 and sponsored by Incyte, the topMIND trial is a single-arm, open-label, phase 1b/2a, multicenter basket study to evaluate whether tafasitamab and parsaclisib can be safely combined at the recommended phase 2 dose and dosing regimen that was established for each of the two compounds as a treatment option for adult participants with r/r B-cell malignancies. Participants will be assigned to disease-specific cohorts based on the histology of their underlying disease: Cohort 1: r/r DLBCL, Cohort 2: r/r MCL, Cohort 3: r/r FL, Cohort 4: r/r MZL, and Cohort 5: r/r CLL/SLL. The primary outcomes of the phase 1b part of the trial will be the number of TEAEs and incidence of dose-limiting toxicities. Key secondary objectives include ORR for the phase 2a part and various PK measures.
Studies of Pelabresib
Pelabresib is currently in two clinical trials for the treatment of myelofibrosis (MF), the phase 2 MANIFEST trial and the phase 3 MANIFEST-2 trial. MANIFEST is a global, multicenter, open-label, phase 2 study that evaluates pelabresib as monotherapy or in combination with ruxolitinib, the current standard of care. In Arm 3 of this study, pelabresib is being evaluated in combination with ruxolitinib, in JAK-inhibitor-naïve MF patients, with a primary endpoint of the proportion of patients with a ≥35% spleen volume reduction from baseline (SVR35) after 24 weeks of treatment. Pelabresib is also being evaluated in a second-line setting (2L) either as a monotherapy in patients who are resistant to, intolerant of, or ineligible for ruxolitinib and no longer on the drug (Arm 1), or as add-on therapy to ruxolitinib in patients with a sub-optimal response to ruxolitinib or MF progression (Arm 2). Patients in Arms 1 and 2 are being stratified based on transfusion-dependent (TD) status. The primary endpoint for the patients in cohorts 1A and 2A, who were TD at baseline, is conversion to transfusion independence for 12 consecutive weeks. The primary endpoint for patients in cohorts 1B and 2B, who were not TD at baseline, is the proportion of patients with a SVR35 after 24 weeks of treatment.
In December 2021, updated data from MANIFEST were presented at the 2021 ASH Annual Meeting. At this meeting, the latest interim data from Arm 3 of MANIFEST evaluating pelabresib as a first-line combination with ruxolitinib for patients with MF who had not previously been treated with a JAK inhibitor (JAK inhibitor-naïve) were presented. As of September 10, 2021, the data cut-off, a total of 84 JAK inhibitor-naïve patients had been enrolled in Arm 3 and received the combination. Based on the interim data, 68% (n=57) of patients treated with the combination achieved an SVR35 response at week 24 and 60% (n=47) maintained SVR35 at week 48. Most patients also saw their symptoms reduced, with 56% (n = 46) achieving TSS50 from baseline at week 24. At the time of the data cut-off, 53 patients (63% of the 84 patients) were still on treatment. No new safety signals were identified in the study. The most common hematologic adverse events were thrombocytopenia (12%, grade 3/4) and anemia (34%, grade 3/4). Non-hematological events included dyspnea (5%, grade 3) and respiratory tract infections (8%, grade 3/4).
Additional data from Arm 1 of the ongoing MANIFEST trial were also presented in an oral presentation at the 2021 ASH Annual Meeting: pelabresib is being evaluated as a monotherapy in patients with advanced MF who are ineligible to receive, intolerant of, or refractory to JAK inhibitors, a population with very limited therapeutic options. The patients were divided into two cohorts, (TD) and non-TD. For the TD cohort, the primary endpoint was conversion to transfusion independence for 12 consecutive weeks. In the non-TD cohort, the primary endpoint was SVR35 at week 24. At week 24, 11% (n = 7/64 patients of Arm 1) of patients

MorphoSys – I/2022

10	Group Interim Statement
reached SVR35. In addition, 31% of patients had a spleen volume reduction of 25% or more (n = 20) at week 24. Across all cohorts, 28% (n = 18) of patients achieved TSS50. No new safety signals were identified in the study. The most common hematologic adverse events were thrombocytopenia (23%, grade 3/4) and anemia (15%, grade 3). Non-hematological events included diarrhea (6%, grade 3) and respiratory tract infections (5%, grade 3).
Additionally, analyses from an exploratory endpoint presented at ASH 2021 showed a reduction of megakaryocyte clustering in bone marrow and correlation with spleen volume reduction. Megakaryocytes are the cells in the bone marrow responsible for making platelets, and the clustering of these cells are one of the signs of myelofibrosis. The exploratory data, which require further evaluation, suggest the potential pelabresib may have in changing the course of myelofibrosis treatment, if approved.
MANIFEST‑2, a global, double-blinded, randomized phase 3 clinical study, is evaluating pelabresib plus ruxolitinib versus placebo plus ruxolitinib in JAK-inhibitor-naïve patients with primary MF or post-essential thrombocythemia (post-ET) or post-polycythemia (post-PV) MF who have splenomegaly and symptoms requiring therapy. Since the acquisition of Constellation, MorphoSys has optimized the study’s design by increasing the number of trial participants to 400 patients. Measures have also been taken to improve the speed of enrollment, including adding new contract research organizations (CROs), improving the interaction with investigators, and expanding the number of countries and sites, as well as other measures. With these activities in place, MorphoSys expects to report primary analysis data from this study in the first half of 2024.
Studies of Felzartamab
In October 2019, MorphoSys initiated a phase 1/2 trial in anti-PLA2R antibody positive MN. The proof-of-concept trial called M-PLACE is an open-label, multicenter trial primarily assessing the safety and tolerability of felzartamab. On November 4, 2021, MorphoSys presented interim results from M-PLACE at the 2021 Annual Meeting of the American Society of Nephrology (ASN). The study included 31 patients with primarily medium or high levels of anti-PLA2R antibody titers at baseline and/or patients who were refractory to previous treatments. Of the 27 treated patients with evaluable results, 24 showed an initial rapid reduction of anti-PLA2R antibody levels one week after the first treatment. After 12 weeks of treatment, most patients showed a substantial reduction in autoantibody titer. The observed titer reduction was independent of cohort and suggests successful depletion of CD38-positive plasma cells. The safety profile was consistent with the proposed mechanism of action of felzartamab. An early assessment of urine protein: creatinine ratio (UPCR) results at six months of treatment showed a decrease in six of ten patients, with four patients having a decrease of >=50% from baseline. The first patient who had already reached the 12-month time point showed a complete immunologic response and a partial clinical response.
Also in November 2021, MorphoSys reported that the M-PLACE trial was fully enrolled. Additional data from the study are expected to be available in the second half of 2022.
In February 2021, the first patient was dosed in the New-PLACE study, a phase 2 study evaluating different treatment schedules to identify the regimen for a pivotal study in patients with anti-PLA2R antibody positive MN. Enrollment in this study was completed at the end of 2021, and topline data are expected in the second half of 2022.
In October 2021, the first patient was dosed in the phase 2 IGNAZ trial evaluating felzartamab in patients with IgAN. This multicenter, randomized, double-blind, parallel-group, placebo-controlled trial is planned to enroll approximately 48 patients and is designed to assess the efficacy, safety and pharmacokinetics (PK)/pharmacodynamics (PD) of felzartamab in patients with IgAN. The primary objective of this study is to

MorphoSys – I/2022

Group Interim Statement	11
evaluate the efficacy of felzartamab compared to placebo. The primary endpoint is the relative change in UPCR and will be assessed for each patient nine months after treatment initiation. Study sites are located in Europe, North America and Asia-Pacific, excluding Greater China. Proof-of-concept data from the IGNAZ trial are expected in the fourth quarter of 2022.

Study of CPI-0209
Patient enrollment in a phase 1/2 clinical trial of CPI‑0209 is ongoing. The phase 1 portion of the trial evaluated CPI‑0209 as a monotherapy in patients with advanced solid tumors or lymphomas. After determining the recommended phase 2 dose of 350 mg (oral, once-daily), patients are currently being dosed in the phase 2 expansion cohorts in selected tumor indications (urothelial carcinoma (ARID1A mutant), ovarian clear cell carcinoma (ARID1A mutant), endometrial carcinoma (ARID1A mutant), lymphoma, mesothelioma, metastatic castration resistant prostate cancer), and initial data from this part of the trial are expected in 2022.
Clinical Development Through Partners
Studies of Gantenerumab
In June 2018, Roche initiated a new phase 3 development program for patients with Alzheimer’s disease. The program consists of two phase 3 trials – GRADUATE 1 and GRADUATE 2 – which are expected to enroll more than 2,000 patients in up to 350 study centers in more than 30 countries worldwide. The two multicenter, randomized, double-blinded, placebo-controlled studies are investigating the efficacy and safety of gantenerumab in patients with early (prodromal to mild) Alzheimer’s disease. The primary endpoint for both studies is the assessment of the signs and symptoms of dementia, measured as the clinical dementia rating sum of boxes (CDR-SOB) score. Patients receive a significantly higher dose of gantenerumab than in Roche’s previous trials as a subcutaneous injection. Roche is planning to announce data from the two pivotal GRADUATE studies with gantenerumab in Alzheimer’s Disease in the fourth quarter of 2022.
In March 2022, Roche also initiated a new Phase III Alzheimer’s disease prevention trial (SKYLINE) with gantenerumab. SKYLINE, a secondary prevention trial, aims to evaluate the potential of gantenerumab to slow disease progression in people with the earliest biological signs of Alzheimer’s disease.
Studies of Otilimab
Otilimab (MOR103/GSK3196165), a fully human HuCAL-IgG1 antibody directed against GM-CSF, was fully out-licensed to GSK in 2013. In mid‑2019, GSK announced the initiation of a phase 3 program in rheumatoid arthritis (RA) called ContRAst. The program includes three pivotal studies and a long-term extension study and is evaluating the antibody in patients with moderate to severe RA. GSK also initiated a clinical trial (OSCAR) in 2020 to evaluate the efficacy and safety of otilimab in patients with severe pulmonary COVID 19-associated disease. GSK provided an update on October 27, 2021, that they would be strategically re-focusing efforts and would no longer further explore otilimab as a potential treatment for severe pulmonary COVID-19 related disease in patients 70 years and older. The Phase 3-ContRAst program investigating otilimab for rheumatoid arthritis continues as planned with pivotal data anticipated by the end of 2022.
Studies of Felzartamab (MOR202/TJ202)
In November of 2017, MorphoSys and I-Mab signed a regional license agreement for the development and commercialization of MOR202/TJ202 in China, Hong Kong, Taiwan and Macau. Under this agreement, I-Mab received exclusive rights in the agreed regions.

MorphoSys – I/2022

12	Group Interim Statement
I-Mab is conducting a phase 3 clinical trial in Greater China to evaluate felzartamab in combination with lenalidomide plus dexamethasone in patients with r/r MM. This study is a randomized, open-label, parallel-controlled, multi-center study to evaluate the efficacy and safety of the combination of felzartamab, lenalidomide and dexamethasone versus the combination of lenalidomide and dexamethasone in patients with r/r MM who have received at least one prior line of treatment. The study was initiated in April 2019 at sites in Taiwan and started in mainland China in April 2020 as part of a coordinated effort to accelerate the study. In October 2021, I-Mab announced that patient enrollment in this pivotal phase 3 trial has been completed. I-Mab is also evaluating felzartamab as a third-line therapy in patients with r/r MM in a pivotal phase 2 trial that started in March 2019. At the end of August 2021, I-Mab announced that topline data met primary and secondary endpoints.
On June 25, 2021, I-Mab announced that the Center for Drug Evaluation (CDE) of the China National Medical Products Administration (NMPA) had approved the Investigational New Drug (IND) application to initiate a phase 1b study with felzartamab in patients with systemic lupus erythematosus (SLE). SLE, the most common type of lupus, is an autoimmune disease in which the immune system attacks its own tissues, causing widespread inflammation and tissue damage in the affected organs. It can affect the joints, skin, brain, lungs, kidneys and blood vessels. There is no cure for SLE. The phase 1b multi-center trial is evaluating the safety, tolerability, pharmacokinetics (PK) and pharmacodynamics (PD) of felzartamab in patients with SLE in China. The first patient in the SLE study was dosed in March 2022.
Study of MOR210/TJ210
In November 2018, MorphoSys announced that it had entered into an exclusive strategic collaboration and regional license agreement with I-Mab for exclusive rights to develop and commercialize MOR210/TJ210 in China, Hong Kong, Macau, Taiwan and South Korea.
On January 25, 2021, MorphoSys and I-Mab announced the dosing of the first patient in the U.S. in a phase 1 dose-finding study evaluating the safety, tolerability, PK and PD of MOR210/TJ210 as monotherapy in patients with r/r advanced solid tumors. The phase 1 clinical trial is an open-label, multiple-dose group, dose-finding study in various centers across the U.S.
I-Mab has announced another phase 1 clinical trial to evaluate the dose-finding and safety for the treatment of patients with advanced solid tumors in 2022 in China.
COVID-19 Pandemic
MorphoSys continuously monitors the development of the global COVID-19 pandemic and the emergence of any new virus variants and decides on a case-by-case basis on the necessary course of action and measures to ensure the safety of employees and patients.
Human Resources
On March 31, 2022, the MorphoSys Group had 652 employees (December 31, 2021: 732). During the first quarter of 2022, the MorphoSys Group employed an average of 677 people (3M 2021: 610).
On January 24, 2022, MorphoSys was ranked Number One in Germany for female representation at leadership level in the European Women on Boards' Gender Equality Index Report and was acknowledged as a Best Practice Leader among European healthcare companies for female representation at the leadership level and in decision-making positions.

MorphoSys – I/2022

Group Interim Statement	13
The European Women on Boards Gender Equality Index Report assessed 668 European companies across 19 countries, predominately coming from the STOXX Europe 600, the stock index of European stocks representing large, mid and small capitalization companies. The assessment is based on their Gender Diversity Index, an aggregated indicator that reflects and weighs the share of women in leadership positions, in executive functions, on boards, and in board committees.
MorphoSys received a score of 0.89, representing nearly a perfect gender-balanced leadership team (score of 1 is a perfect score). MorphoSys Supervisory Board is gender balanced with three female and male members, and the company's Executive Committee, the highest management board within the organization, includes three female members out of seven leaders.

MorphoSys – I/2022

14	Group Interim Statement
Financial Analysis
MorphoSys reports the key financial figures – Monjuvi U.S. net product sales, gross margin of Monjuvi U.S. net product sales, research and development expenses as well as combined expenses for selling and general and administration – relevant for internal management purposes in quarterly statements. Their presentation is supplemented accordingly if other areas of the statement of profit or loss or balance sheet are affected by material business transactions during the quarter.
The accounting and valuation principles applied to the consolidated financial statements for the financial year ending December 31, 2021, were the same as those applied to the first three months of 2022. In order to provide comparable information for the previous year, the prior-year figures have been adjusted accordingly.
Revenues
Group revenues amounted to € 41.5 million (3M 2021: € 47.2 million). This decline resulted from lower revenues from licenses and milestones which were not compensated by higher revenues from product sales and royalties. Group revenues included revenues of € 16.6 million (3M 2021: € 12.9 million) from the recognition of Monjuvi U.S. net product sales.
Success-based payments including royalties accounted for 46% or € 19.0 million (3M 2021: 61% or € 28.9 million) of total revenues. On a regional basis, MorphoSys generated 98% or € 40.7 million of its commercial revenues from product sales and with biotechnology and pharmaceutical companies in North America and 2% or € 0.7 million from customers primarily located in Europe and Asia. In the same period last year, these percentages were 60% (€ 28.4 million) and 40% (€ 18.8 million), respectively. 72% of the Group's revenues were generated with customers Janssen, McKesson and Incyte (3M 2021: 67% with GSK, Janssen and Incyte).
The following overview shows the timing of the fulfillment of the performance obligations.

in 000' €	2022	2021

At a Point in Time thereof performance obligations fulfilled in previous periods: € 19.0 million in 2022, € 28.9 million in 2021	41,466	47,179
Over Time	0	11
Total	41,466	47,190

Cost of Sales
Cost of sales in the first quarter of 2022 amounted to € 7.9 million (3M 2021: € 5.0 million) and consisted primarily of expenses related to services provided for the transfer of projects to customers as well as acquisition and production costs of inventories recognized as an expense, mainly for Monjuvi. The gross margin of Monjuvi U.S. net product sales amounted to 79% (3M 2021: 83%).

MorphoSys – I/2022

Group Interim Statement	15
Operating Expenses
Research and Development Expenses
Research and development expenses amounted to € 65.0 million in the first quarter of 2022 (3M 2021: € 33.3 million). The increase mainly resulted from the inclusion of research and development expenses of Constellation whose research activities are included in the MorphoSys consolidated financial statements since the third quarter of 2021. Expenses in this area consisted primarily of expenses for external laboratory services of € 43.3 million (3M 2021: € 19.4 million) and personnel expenses of € 15.1 million (3M 2021: € 9.7 million).
Combined Expenses for Selling and General and Administration
The combined expenses for selling and general and administration amounted to € 36.5 million in the first quarter of 2022 (3M 2021: € 38.4 million). This sum consisted mainly of personnel expenses of € 19.9 million (3M 2021: € 21.5 million) and expenses for external services of € 12.1 million (3M 2021: € 12.8 million).
Selling expenses amounted to € 21.9 million in the first quarter of 2022 (3M 2021: € 28.2 million). This item consisted mainly of personnel expenses of € 11.1 million (3M 2021: € 15.5 million) and expenses for external services of € 8.4 million (3M 2021: € 10.6 million). Selling expenses also included all of the expenses for services provided by Incyte as part of the joint U.S. marketing activities for Monjuvi.
In comparison to the same period of the previous year, general and administrative expenses increased to € 14.6 million (3M 2021: € 10.3 million). This line item mainly comprised personnel expenses amounting to € 8.8 million (3M 2021: € 6.0 million) and expenses for external services of € 3.7 million (3M 2021: € 2.2 million).
Finance Income / Finance Expenses
Finance income totaled € 10.6 million in the first quarter of 2022 (3M 2021: € 13.9 million) and resulted from the measurement of financial assets from collaborations in the amount of € 6.8 million (3M 2021: € 2.4 million). This included effects from the differences between planning assumptions and actual figures and fair value measurement. Also included was finance income from the investment of cash and cash equivalents and corresponding currency translation gains from investing of funds in the amount of € 3.7 million (3M 2021: € 11.5 million).
Finance expenses totaled € 62.8 million in the first quarter of 2022 (3M 2021: € 39.7 million). This increase was mainly due to the measurement effects from financial liabilities from future payments to Royalty Pharma of € 31.1 million (3M 2021: € 0) resulting from differences between planning assumptions and actual figures, foreign currency effects and the application of the effective interest method. Furthermore, the finance expense effects from financial liabilities from collaborations of € 27.4 million (3M 2021: € 34.9 million), specifically from the foreign currency valuation as well as the application of the effective interest method, contributed to the increase. Also included are finance expenses from the investment of cash and cash equivalents and foreign currency translation losses from financing activities in the amount of € 0.4 million (3M 2021: € 1.0 million). Furthermore, interest expenses on the convertible bond issued in 2020 were included in the amount of € 3.0 million (3M 2021: € 2.9 million).

MorphoSys – I/2022

16	Group Interim Statement
Income Taxes
In the first quarter of 2022, the Group did not record any tax benefits or tax expenses (3M 2021: tax benefits of € 14.5 million). In 2021, tax benefits consisted of current tax income of € 0.4 million and deferred tax income of € 14.1 million. For MorphoSys AG, no additional deferred taxes on current tax losses and temporary differences of the first quarter of 2022 were capitalized.
Cash and Investments
On March 31, 2022, the Group had cash and investments of € 846.9 million, compared to € 976.9 million on December 31, 2021.
Cash and investments are presented in the balance sheet items "Cash and Cash Equivalents" and "Other Financial Assets".
The decrease in cash and investments resulted mainly from financing operating activities in the first quarter of 2022.

MorphoSys – I/2022

Group Interim Statement	17
Subsequent Events
April 1, 2022 marked the end of the four-year vesting period for the 2018 Long-Term Incentive Plan (LTI Plan 2018) and the 2018 stock option plan (SOP 2018). Under the LTI Plan 2018, the Management Board will receive 1,070 performance shares, the other members of the Executive Committee 636 performance shares and current and former employees of the Company 14,302 performance shares. For these performance shares, the option exists to receive those during the next six months. Under the SOP 2018, the Management Board received 6,476 stock options, the other members of the Executive Committee 3,854 stock options and current and former employees of the Company 52,797 stock options. Each stock option grants 0.6 subscription rights to shares of the Company. For these allocated stock options, the exercise period is three years. In addition, on April 1, 2022, the third one-year performance period of the 2019 long-term incentive program of the MorphoSys US Inc. ended, whereby the beneficiaries now have an option to receive 1,166 shares within the next six months.
No other reportable incidents occurred beyond those already described.

MorphoSys – I/2022

18	Group Interim Statement
Financial Guidance
MorphoSys' most recent financial guidance for the 2022 financial year was published on March 16, 2022 and remains unchanged. The Group expects Monjuvi’s U.S. net product sales to range from US$ 110 million to US$ 135 million, accompanied by a gross margin of 75% to 80%. This revenue guidance does not include royalty income, milestone payments or other revenues from partners as these revenue sources are not under our direct control. Tremfya royalties will continue to be recorded as revenue without any cost of sales in MorphoSys’ statement of profit or loss. Royalty revenues for the sales of Tremfya will be transferred to Royalty Pharma and will therefore not result in any cash inflow for MorphoSys. MorphoSys expects to receive royalties for Minjuvi sales outside the U.S., but does not provide a prognosis for this royalty stream as MorphoSys does not receive a sales forecast from its partner Incyte.
In 2022, the Group expects R&D expenses to range from € 300 million to € 325 million. R&D expenses primarily represent our investments in the development of tafasitamab, pelabresib, felzartamab and CPI-0209. R&D expenses are expected to increase compared to the prior year predominantly due to investment in three late-stage studies. This increase is partly offset by the consolidation of research activities across the company. SG&A, including Incyte’s share of Monjuvi’s selling costs, are expected to range from € 155 million to € 170 million.
This guidance is subject to a number of uncertainties, including the potential for variability from Monjuvi, potential impacts of the conflict between Russia and Ukraine, the ongoing COVID-19 pandemic and its impact on the business of MorphoSys and on that of partners.

MorphoSys – I/2022

Group Interim Statement	19
Consolidated Statement of Profit or Loss (IFRS) – (unaudited)

in €	3M 2022	3M 2021

Product Sales	16,632,821	12,852,911
Royalties	19,015,105	11,641,548
Licenses, Milestones and Other	5,818,530	22,695,158
Revenues	41,466,456	47,189,617
Cost of Sales	(7,892,492)	(5,047,981)
Gross Profit	33,573,964	42,141,636
Operating Expenses
Research and Development	(65,047,963)	(33,317,104)
Selling	(21,889,016)	(28,165,910)
General and Administrative	(14,593,504)	(10,257,822)
Total Operating Expenses	(101,530,483)	(71,740,836)
Operating Profit / (Loss)	(67,956,519)	(29,599,200)
Other Income	1,394,492	1,175,078
Other Expenses	(3,738,835)	(1,972,045)
Finance Income	10,554,925	13,897,246
Finance Expenses	(62,816,129)	(39,690,005)
Income from Reversals of Impairment Losses / (Impairment Losses) on Financial Assets	(89,000)	89,000
Income Tax Benefit / (Expenses)	—	14,491,693
Consolidated Net Profit / (Loss)	(122,651,066)	(41,608,233)
Earnings per Share, Basic and Diluted	(3.59)	(1.27)
Shares Used in Computing Earnings per Share, Basic and Diluted	34,148,789	32,758,632

MorphoSys – I/2022

20	Group Interim Statement
Consolidated Balance Sheet (IFRS) – (unaudited)

in €	03/31/2022	12/31/2021

ASSETS
Current Assets
Cash and Cash Equivalents	108,873,322	123,248,256
Other Financial Assets	738,054,324	853,686,102
Accounts Receivable	74,094,356	75,911,054
Financial Assets from Collaborations	8,542,688	16,729,924
Income Tax Receivables	1,177,780	1,089,078
Other Receivables	4,777,093	2,226,912
Inventories	20,889,975	20,755,187
Prepaid Expenses and Other Assets	57,026,341	39,323,437
Total Current Assets	1,013,435,879	1,132,969,950
Non-Current Assets
Property, Plant and Equipment	7,016,856	7,106,783
Right-of-Use Assets	41,631,437	42,485,275
Intangible Assets	853,209,185	838,322,389
Goodwill	342,343,087	335,574,009
Deferred Tax Asset	186,558,919	186,545,176
Prepaid Expenses and Other Assets	13,161,817	13,250,634
Total Non-Current Assets	1,443,921,301	1,423,284,266
Total Assets	2,457,357,180	2,556,254,216

MorphoSys – I/2022

Group Interim Statement	21

in €	03/31/2022	12/31/2021

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities
Accounts Payable and Accruals	145,550,410	188,077,185
Lease Liabilities	3,279,034	3,238,111
Tax Liabilities	572,458	528,217
Provisions	2,147,148	2,549,397
Contract Liability	2,673,955	223,862
Bonds	2,031,250	422,945
Financial Liabilities from Collaborations	6,102,674	1,097,295
Financial Liabilities from Future Payments to Royalty Pharma	76,602,055	88,401,374
Total Current Liabilities	238,958,984	284,538,386
Non-Current Liabilities
Lease Liabilities	38,617,450	39,345,777
Provisions	1,023,199	1,576,379
Contract Liability	28,731	28,731
Deferred Tax Liability	22,526,673	22,065,419
Bonds	284,217,706	282,784,505
Financial Liabilities from Collaborations	535,639,207	513,264,290
Financial Liabilities from Future Payments to Royalty Pharma	1,194,606,602	1,167,774,786
Total Non-Current Liabilities	2,076,659,568	2,026,839,887
Total Liabilities	2,315,618,552	2,311,378,273

Stockholders’ Equity
Common Stock	34,231,943	34,231,943
Ordinary Shares Issued (34,231,943 and 34,231,943 for 2022 and 2021, respectively)
Ordinary Shares Outstanding (34,148,789 and 34,148,789 for 2022 and 2021, respectively)
Treasury Stock (83,154 and 83,154 shares for 2022 and 2021, respectively), at Cost	(3,085,054)	(3,085,054)
Additional Paid-in Capital	833,375,666	833,320,689
Other Comprehensive Income Reserve	72,216,365	52,757,591
Accumulated Deficit	(795,000,292)	(672,349,226)
Total Stockholders’ Equity	141,738,628	244,875,943
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	2,457,357,180	2,556,254,216

MorphoSys – I/2022

22	Group Interim Statement
Consolidated Statement of Changes in Stockholders’ Equity (IFRS) – (unaudited)

	Common Stock
	Shares	€

Balance as of January 1, 2021	32,890,046	32,890,046
Expenses through Share-based Payment Transactions and Issue of Convertible Instruments	0	0
Reserves:
Foreign Currency Translation Differences from Consolidation	0	0
Consolidated Net Loss	0	0
Total Comprehensive Income	0	0
Balance as of March 31, 2021	32,890,046	32,890,046
Balance as of January 1, 2022	34,231,943	34,231,943
Expenses through Share-based Payment Transactions and Issue of Convertible Instruments	0	0
Reserves:
Foreign Currency Translation Differences from Consolidation	0	0
Consolidated Net Loss	0	0
Total Comprehensive Income	0	0
Balance as of March 31, 2022	34,231,943	34,231,943

MorphoSys – I/2022

Group Interim Statement	23

Treasury Stock		Additional Paid-in Capital	Other Comprehensive Income Reserve	Accumulated Deficit	Total Stockholders' Equity
Shares	€	€	€	€	€

131,414	(4,868,744)	748,978,506	2,211,419	(157,889,210)	621,322,017
0	0	866,995	0	0	866,995

0	0	0	333,222	0	333,222
0	0	0	0	(41,608,233)	(41,608,233)
0	0	0	333,222	(41,608,233)	(41,275,011)
131,414	(4,868,744)	749,845,501	2,544,641	(199,497,443)	580,914,001
83,154	(3,085,054)	833,320,689	52,757,591	(672,349,226)	244,875,943
0	0	54,977	0	0	54,977

0	0	0	19,458,774	0	19,458,774
0	0	0	0	(122,651,066)	(122,651,066)
0	0	0	19,458,774	(122,651,066)	(103,192,292)
83,154	(3,085,054)	833,375,666	72,216,365	(795,000,292)	141,738,628

MorphoSys – I/2022

24	Group Interim Statement
Consolidated Statement of Cash Flows (IFRS) – (unaudited)

For the Period Ended March 31, (in €)	2022	2021

Operating Activities:
Consolidated Net Profit / (Loss)	(122,651,066)	(41,608,233)
Adjustments to Reconcile Consolidated Net Profit / (Loss) to Net Cash Provided by / (Used in) Operating Activities:
Impairments of Assets	0	47,914
Depreciation and Amortization of Tangible and Intangible Assets and of Right-of-Use Assets	2,571,738	2,316,258
Net (Gain) / Loss of Other Financial Assets	3,696	(4,930,631)
(Income) from Reversals of Impairments / Impairments on Financial Assets	89,000	(89,000)
Non Cash Effective Net Change in Financial Assets / Liabilities from Collaborations	20,570,136	32,531,336
Non Cash Effective Net Change in Financial Liabilities from Future Payments to Royalty Pharma	12,710,559	0
Non Cash Effective Change of Bonds	3,041,506	2,933,848
Share-based Payment	(306,109)	728,834
Income Tax Benefit	0	(14,491,693)
Changes in Operating Assets and Liabilities:
Accounts Receivable	2,397,869	(16,904,156)
Income Tax Receivables, Other Receivables, Inventories and Prepaid Expenses and Other Assets	(19,522,882)	(63,278)
Accounts Payable and Accruals, Lease Liabilities, Tax Liabilities and Provisions	(45,088,777)	(4,604,354)
Contract Liability	2,450,092	1,992,400
Income Taxes Paid	(77,824)	(79,920)
Net Cash Provided by / (Used in) Operating Activities	(143,812,062)	(42,220,675)

MorphoSys – I/2022

Group Interim Statement	25

For the Period Ended March 31, (in €)	2022	2021

Investing Activities:
Cash Payments to Acquire Other Financial Assets	(205,000,000)	(316,000,000)
Cash Receipts from Sales of Other Financial Assets	321,060,326	350,000,000
Cash Payments to Acquire Property, Plant and Equipment	(584,920)	(259,069)
Cash Payments to Acquire Intangible Assets	(585,680)	(568,889)
Interest Received	297,755	20,379
Net Cash Provided by / (Used in) Investing Activities	115,187,481	33,192,421

Financing Activities:
Cash Receipts from Financing from Collaborations	14,997,396	12,351,222
Cash Payments for Principal Elements of Lease Payments	(802,611)	(789,054)
Interest Paid	(421,171)	(536,345)
Net Cash Provided by / (Used in) Financing Activities	13,773,614	11,025,823
Effect of Exchange Rate Differences on Cash	476,033	(2,206,309)
Increase / (Decrease) in Cash and Cash Equivalents	(14,374,934)	(208,740)
Cash and Cash Equivalents at the Beginning of the Period	123,248,256	109,794,680
Cash and Cash Equivalents at the End of the Period	108,873,322	109,585,940

MorphoSys – I/2022

26	Group Interim Statement
Imprint
MorphoSys AG
Semmelweisstr. 7
82152 Planegg
Germany
Tel.:     +49-89-89927-0
Fax:    +49-89-89927-222
Email:    info@morphosys.com
Website: www.morphosys.com/en
Investor Relations
Tel.:     +49-89-89927-404
Fax:    +49-89-89927-5404
Email:    investors@morphosys.com

Published on May 4, 2022
This quarterly interim statement is also available in German and can be downloaded as a PDF document from the Company's website. For better readability, this report uses the masculine form only but refers equally to all genders.
For better readability, this report uses the masculine form only but refers equally to all genders.
HuCAL®, HuCAL GOLD®, HuCAL PLATINUM®, CysDisplay®, RapMAT®, Ylanthia®, 100 billion high potentials®, Slonomics®, CyCAT®, MONJUVI® and MINJUVI® are registered trademarks of the MorphoSys Group. Tremfya® is a registered trademark of Janssen Biotech, Inc. XmAb® is a registered trademark of Xencor, Inc. National Comprehensive Cancer Network®, NCCN®, NCCN Guidelines® are registered trademarks of NCCN.

MorphoSys – I/2022

Group Interim Statement	27
Financial Calendar 2022
March 16, 2022    Publication of 2021 Year-End Results
May 4, 2022        Publication of 2022 First Quarter Interim Statement
May 18, 2022        2022 Annual General Meeting
August 3, 2022    Publication of 2022 Half-Year Report
November 16, 2022    Publication of 2022 Third Quarter Interim Statement

MorphoSys AG
Semmelweisstr. 7
82152 Planegg
Germany
Tel.: +498989927-0
Fax: +498989927-222
www.morphosys.com/en

MorphoSys – I/2022